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                   SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   May, 2001
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: BLOCKLISTING SIX-MONTHLY REVIEW
                               -------------------------------

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RNS Number:3320D
AMVESCAP PLC
9 May 2001

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:

   AMVESCAP PLC

2. NAME OF SCHEME:

   AMVESCAP PLC SHARESAVE (FILE REF)

3. PERIOD OF RETURN:     FROM:  11 OCTOBER 2000     TO: 10 APRIL 2001



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:

   2,527,243 ORDINARY SHARES OF 25P EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:


   1,562,362 ORDINARY SHARES OF 25P EACH

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:

   964,881 ORDINARY SHARES OF 25P EACH

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   2,527,243 ORDINARY SHARES OF 25P EACH
   LISTED ON 11 OCTOBER 2000

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

   706,714,232 ORDINARY SHARES OF 25P EACH

CONTACT FOR QUERIES ANGELA TULLY

NAME:                  ANGELA TULLY

TELEPHONE:             020 7454 3652

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                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:

   AMVESCAP PLC

2. NAME OF SCHEME:

   AMVESCAP PLC TRIMARK ACQUISITION (FILE REF)

3. PERIOD OF RETURN:     FROM:  11 OCTOBER 2000     TO: 10 APRIL 2001



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:

   65,988,401 ORDINARY SHARES OF 25P EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:


   28,230,468 ORDINARY SHARES OF 25P EACH

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:

   37,757,933 ORDINARY SHARES OF 25P EACH

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   65,988,401 ORDINARY SHARES OF 25P EACH
   LISTED ON 11 OCTOBER 2000

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

   706,714,232 ORDINARY SHARES OF 25P EACH

CONTACT FOR QUERIES ANGELA TULLY

NAME:      ANGELA TULLY

TELEPHONE: 020 7454 3652


END

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 9 May, 2001                        By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary